UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

Cambridge Display Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

132193 10 3 (CUSIP Number)

April 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) James J. Connors, II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Michael B. Lazar
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

Amendment No. 1 to Schedule 13G

The Schedule 13G (the “Schedule”) filed by Kelso GP VI, LLC (“GP VI”), Kelso Investment Associates VI, L.P. (“KIA VI”), KEP VI, LLC (“KEP VI”), Philip E. Berney, Frank K. Bynum, Jr., Michael B. Goldberg, Michael B. Lazar, Frank J. Loverro, George E. Matelich, Frank T. Nickell, David I. Wahrhaftig and Thomas R. Wall, IV on February 14, 2005 is hereby amended and supplemented as set forth below in this Amendment No. 1 to the Schedule (the “Amendment”). The Amendment is being filed to reflect that effective April 5, 2005, James J. Connors, II became a managing member of each of GP VI and KEP VI, and effective April 11, 2005, Michael B. Lazar ceased to be a managing member, and became a non-managing member, of each of GP VI and KEP VI.

Item 2(a) Name of Person Filing:

The disclosure in Item 2(a) is hereby amended and restated in its entirety as follows.

Kelso GP VI, LLC

Kelso Investment Associates VI, L.P.

KEP VI, LLC

Philip E. Berney

Frank K. Bynum, Jr.

James J. Connors, II

Michael B. Goldberg

Frank J. Loverro

George E. Matelich

Frank T. Nickell

David I. Wahrhaftig

Thomas R. Wall, IV

Item 4(b)

Percent of class:

The disclosure in Item 4(b) is hereby amended and restated in its entirety as follows:

See Item 11 of the attached cover pages. The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares reported in the annual report for the fiscal year ending December 31, 2004, filed with the Securities and Exchange Commission on Form 10-K under the Securities Exchange Act of 1934 by Cambridge Display Technology, Inc. on March 31, 2005.

Item 4(c)

The disclosure in the last paragraph of Item 4(c) is hereby amended and restated in its entirety as follows:

Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig and Wall may be deemed to share beneficial ownership of securities owned of record by KIA VI and KEP VI, by virtue of their status as managing members of KEP VI and GP VI, but disclaim beneficial ownership of such securities, and this report shall not be deemed an admission that any of Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig and Wall is the beneficial owner of these securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 2, 2005

JAMES J. CONNORS, II

		Signature:	*

MICHAEL B. LAZAR

		Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact**

**	The Power of Attorney filed with the Securities and Exchange Commission with the Form 3, dated December 15, 2004 in respect of the securities of Cambridge Display Technology, Inc. by Michael B. Lazar is hereby incorporated by reference.

Exhibit A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date: May 2, 2005

JAMES J. CONNORS, II

		Signature:	*

MICHAEL B. LAZAR

		Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact